Filed by AMR Corporation

Commission File No. 1-8400

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: US Airways Group, Inc.

Commission File No. 001-8444

Note: The following is are posts made on AMR Corporation’s intranet site on February 20, 2013.

What will be the employee bag fee policy once the merger is complete?

It is too soon to say what the long-term program will be, as we have a lot of work ahead of us to combine the programs. For now, our current employee travel program continues unchanged.

Do we have more details yet on the specific ZED fairs on US Air in terms of the difference between adult and child costs?

There will be no difference between the fare applied to adult vs. child between US Airways & American, just like there is no difference between the D2 Adult and D2 Child service charges. The zonal fares (not ZED) shown in the travel document apply to adults and children.

Can Registered Companions use the four tickets traveling alone or must they be accompanied by the employee?

Registered companions need not be accompanied by the employee.

Are there plans to show availability of US flights on the non-rev trip planner?

You may view US Airways flight schedules in NRTP by selecting All Airlines in the Plan-A-Trip page. The hover feature showing Non-Rev Count Details will not be available for use with US schedules. American’s people will be able to view some availability information using a new tool that will be announced soon.

How will boarding be determined on non-rev flights after the merger is complete?

It’s too soon to know right now. Boarding priority is one of the many components that will be addressed in our long-term travel program.

Will we be sent direction on how to set up the US Airways ZEDs when the program goes into effect?

The ticketing process will be the same in that American will be responsible for issuing tickets to American employees, and US Airways will be responsible for issuing tickets to US Airways employees. However, the ticketing process will be automated. More information on that process will be made available soon.

Will the new American still recognize my same-sex partner?

At this point, those decisions have not been made. Once they are, we’ll be sure to share it with our people.

Is the company considering any early-retirement packages?

We’re still early in the merger process, so it’s too soon to know whether there will be buyouts or early retirement packages. Please know that when we have that information, we’ll share it with all of our people.

How does this impact people in the MBA development/rotation program?

Unfortunately, we’re too early in the merger process to know how this will impact the MBA program. Once we have something to share, we will definitely communicate it.

How will this merger impact future retiree status?

Unfortunately, we don’t have news to share on that front as we’re too early in the merger process. As soon as we have something to share, we’ll communicate it with all of our people.

Additional Information and Where To Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The proposed merger transaction between AMR Corporation (“AMR”) and US Airways Group, Inc. (“US Airways”) will be submitted to the stockholders of US Airways for their consideration. AMR expects to file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that will include a prospectus of AMR and a proxy statement of US Airways, and US Airways expects to file with the SEC a definitive proxy statement on Schedule 14A. AMR and US Airways also plan to file other documents with the SEC regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS OF US AIRWAYS ARE URGED TO READ THE PROXY STATEMENT, PROSPECTUS AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the proxy statement, prospectus and other documents containing important information about AMR and US Airways, once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by US Airways, when and if available, can be obtained free of charge on US Airways’ website at www.usairways.com or by directing a written request to US Airways Group, Inc., 111 West Rio Salado Parkway, Tempe, Arizona 85281, Attention: Vice President, Legal Affairs. Copies of the documents filed with the SEC by AMR, when and if available, can be obtained free of charge on AMR’s website at www.aa.com or by directing a written request to AMR Corporation, P.O. Box 619616, MD 5675, Dallas/Fort Worth International Airport, Texas 75261-9616, Attention: Investor Relations or by emailing investor.relations@aa.com.

US Airways, AMR and certain of their respective directors, executive officers and certain members of management may be deemed to be participants in the solicitation of proxies from the stockholders of US Airways in connection with the proposed transaction. Information about the directors and executive officers of US Airways is set forth in its proxy statement for its 2012 annual meeting of stockholders, which was filed with the SEC on April 27, 2012. Information about the directors and executive officers of AMR is set forth in its Annual Report on Form 10-K for the fiscal year ended December 31, 2011, which was filed with the SEC on February 15, 2012. These documents can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the prospectus and proxy statement and other relevant materials when and if filed with the SEC in connection with the proposed transaction.

Cautionary Statement Regarding Forward-Looking Statements

This document includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may be identified by words such as “may,” “will,” “expect,” “intend,” “anticipate,” “believe,” “estimate,” “plan,” “project,” “could,” “should,” “would,” “continue,” “seek,” “target,” “guidance,” “outlook,” “forecast” and other similar words. These forward-looking statements are based on AMR’s and US Airways’ current objectives, beliefs and expectations, and they are subject to significant risks and uncertainties that may cause actual results and financial position and timing of certain events to differ materially from the information in the forward-looking statements. The following factors, among others, could cause actual results and financial position and timing of certain events to differ materially from those described in the forward-looking statements: failure of a proposed transaction to be implemented; the challenges and costs of closing, integrating, restructuring and achieving anticipated synergies; the ability to retain key employees; and other economic, business, competitive, and/or regulatory factors affecting the businesses of US Airways and AMR generally, including those set forth in the filings of US Airways and AMR with the SEC, especially in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of their respective annual reports on Form 10-K and quarterly reports on Form 10-Q, their current reports on Form 8-K and other SEC filings, including the registration statement, proxy statement and prospectus. Any forward-looking statements speak only as of the date hereof or as of the dates indicated in the statements. Neither AMR nor US Airways assumes any obligation to publicly update or supplement any forward-looking statement to reflect actual results, changes in assumptions or changes in other factors affecting these forward-looking statements except as required by law.